UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Request for Disclosure Inquiry (Rumors or Media Reports):

Undetermined

1. Title	Response to disclosure inquiry regarding press reports on POSCO Holdings’ potential acquisition of HMM

2. Details

- Regarding the Korea Economic Daily’s report on POSCO Holdings’ potential acquisition of HMM published on September 5, 2025, POSCO Group is currently conducting a preliminary assessment to determine whether this matter may generate strategic synergies and align with the Group’s long-term business objectives. No decision has been made at this time regarding participation in the acquisition.

- In this regard, we will re-disclose the information when specific matters are decided in the future or within six months.

(Person in charge of disclosure) Han, Young Ah, Executive Vice President

※ This re-disclosure is provided in response to the inquiry request from the Korea Exchange, received at 10:11 a.m. on September 5, 2025.

※ Related disclosure

- 2025-09-05 Request for Disclosure Inquiry(Rumors or Media Reports) :

Undetermined

- 2025-10-02 Request for Disclosure Inquiry(Rumors or Media Reports) :

Undetermined

- 2025-12-31 Request for Disclosure Inquiry(Rumors or Media Reports) :

Undetermined

3. Expected date of subsequent disclosure	December 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President